

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2017

Tsontcho Ianchulev
Chief Executive Officer
Eyenovia, Inc.
501 Fifth Avenue, Suite 1404
New York, NY 10017

Re: Eyenovia, Inc.
   Draft Registration Statement on Form S-1
   Submitted November 15, 2017
   CIK No. 0001682639

Dear Dr. Ianchulev:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS Submitted November, 15, 2017

Prospectus Summary
Our Solution, page 3

1.   Please balance the stated advantages you believe your micro-therapeutic solution by expanding the discussion of the "Risks Associated with our Business" to provide a similar level of detail and relocating the discussion to immediately follow "Our Strategy."

2.   Your product candidates appear to require a device for administering. Please clarify

whether you have FDA approval for the device used for administration and the electronic system used to track administration. If you have not yet obtained FDA approval, please describe your plans to obtain approval. Additionally, expand your Business discussion to describe applicable government regulation of medical devices. If you believe you do not need FDA approval for the devices, please provide us with an analysis supporting your determination.

Results of Operations
Nine Months Ended September 30, 2017 Compared with Nine Months Ended September 30, 2016
Research and Development Expenses, page 54

3.   Please disclose the research and development expenses incurred by project for the periods presented. If you do not separately track certain costs (e.g. internal costs) by projects, disclose that fact and disclose those costs by type of costs (e.g. facilities, personnel, etc.).

Critical Accounting Policies
Stock-Based Compensation, page 57

4.   Please revise to disclose the following information. You may cross-reference to the extent that this, or other material information relevant to share-based compensation, is provided elsewhere in the preliminary prospectus.

- The methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved.
- The extent to which the estimates are considered highly complex and subjective; and
- The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

5.   We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. Include the following in your analysis:
- The issuance dates and the fair value of the underlying stock at each date; and
- The significant factors, assumptions, methodologies used for each grant date.
In addition, to the extent the common stock fair value significantly varies from the preferred stock issuance price, tell us the factors that contributed to the difference and explain how you considered the fact that the preferred stocks are convertible at a 1-for-1 ratio and are not redeemable.

Sales and Marketing, page 72

6.   Please expand your discussion regarding your license agreement with the Senju Pharmaceuticals Co., Ltd. with respect to your MicroStat program to disclose the material terms, including the term, any royalty term and termination provisions, as well as any royalty or other material payment provisions.

Intellectual Property
Patents, page 73

7.   We note that your licensing partnership with Senju Pharmaceuticals is for Asia, including China. To the extent material to your business, please disclose the jurisdictions where you have been issued patents or pending patent applications.

Management, page 89

8.   Please revise to clarify the description of the business experience for Jennifer Clasby, Luke Clauson, and Shuhei Yoshida so that it covers each person´s principal occupations and employment during the past five years and provides all the information required by Item 401(e) of Regulation S-K.

Note 7 – Commitments and Contingencies
License Agreement, page F-16

9.   Please confirm to us that you have no outstanding obligations and are not eligible to receive any milestones under the Senju license agreement. Otherwise, please disclose these terms.

General

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

11.   Please provide us proofs of any additional graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Tsontcho Ianchulev
Eyenovia, Inc.
December 14, 2017
Page 4

       You may contact Keira Nakada at 202-551-3659 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                             Division of Corporation Finance
                                             Office of Healthcare & Insurance

cc: Benjamin Reichel